Exhibit 99.3

Appendix 3B - Proposed issue of securities

Announcement Summary

Entity name

NOVONIX LIMITED

Announcement Type

New announcement

Date of this announcement

17/6/2026

The Proposed issue is:

An offer of securities under a securities purchase plan

A placement or other type of issue

Total number of +securities proposed to be issued for an offer of securities under a securities purchase plan

		Maximum Number of
ASX +security code	+Security description	+securities to be issued

NVX	ORDINARY FULLY PAID	18,750,000

+Record date

16/6/2026

Offer closing date

14/8/2026

+Issue date

19/8/2026

Total number of +securities proposed to be issued for a placement or other type of issue

		Maximum Number of
ASX +security code	+Security description	+securities to be issued

NVX	ORDINARY FULLY PAID	129,334,163

Proposed +issue date

22/6/2026

Refer to next page for full details of the announcement

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Appendix 3B - Proposed issue of securities

Part 1 - Entity and announcement details

1.1
Name of +Entity

NOVONIX LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2 Registered Number Type	Registration Number
ABN	54157690830

1.3
ASX issuer code

NVX

1.4
The announcement is

New announcement

1.5
Date of this announcement

17/6/2026

1.6
The Proposed issue is:

An offer of +securities under a +securities purchase plan

A placement or other type of issue

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Appendix 3B - Proposed issue of securities

Part 4 - Details of proposed offer under securities purchase plan

Part 4A - Conditions

4A.1 Do any external approvals need to be obtained or other conditions satisfied before the offer of +securities under the +securities purchase plan issue can proceed on an unconditional basis?

Yes

4A.1a Conditions

Approval/Condition Other (please specify in comment section)	Date for determination 1/7/2026	Is the date estimated or actual? Estimated	** Approval received/condition met?

Comments

ASX Waivers from Listing Rules 7.1 and 10.11 are being sought to issue the SPP shares at the same price as the institutional placement. The Company will seek Shareholder approval for the SPP at an EGM if the waivers are not granted.

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Appendix 3B - Proposed issue of securities

Part 4B - Offer details

+Class or classes of +securities that will participate in the proposed issue and +class or classes of +securities proposed to be issued

ASX +security code and description

NVX : ORDINARY FULLY PAID

Will the proposed issue of this

+security include an offer of attaching +securities?

No

Details of +securities proposed to be issued

ASX +security code and description

NVX : ORDINARY FULLY PAID

Maximum total number of those +securities that could be issued if all offers under the +securities purchase plan are accepted

18,750,000

Will the offer be conditional on applications for a minimum number of +securities being received or a minimum amount being raised (i.e. a minimum subscription condition)?

No

Will the offer be conditional on applications for a maximum number of +securities being received or a maximum amount being raised (i.e. a maximum subscription condition)?

No

Will individual security holders be required to accept the offer for a minimum number or value of +securities (i.e. a minimum acceptance condition)?

Yes

Is the minimum acceptance unit based or dollar based?

Dollar based ($)

Please enter the minimum acceptance value

$ 1,000

Will individual security holders be limited to accepting the offer for a maximum number or value of +securities (i.e. a maximum acceptance condition)?

Yes

Is the maximum acceptance unit based or dollar based?

Dollar based ($)

Please enter the maximum acceptance value

$ 30,000

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Appendix 3B - Proposed issue of securities

Describe all the applicable parcels available for this offer in number of securities or dollar value

Under the SPP eligible shareholders may apply for New Shares in parcels of $1000, $2,000, $5,000, $10,000, $15,000, $20,000, $30,000.

Offer price details

Has the offer price been determined?

Yes

In what currency will the offer be made?	What is the offer price per +security?
AUD - Australian Dollar	AUD 0.16000

Oversubscription & Scale back details

Will a scale back be applied if the offer is over-subscribed?

Yes

Describe the scale back arrangements

NOVONIX may in its absolute discretion determine to apply any scale back to the extent and in the manner it sees fit.

Will these +securities rank equally in all respects from their issue date with the existing issued

+securities in that class?

Yes

Part 4C - Timetable

4C.1 Date of announcement of +security purchase plan

17/6/2026

4C.2 +Record date

16/6/2026

4C.3 Date on which offer documents will be made available to investors

22/6/2026

4C.4 Offer open date

22/6/2026

4C.5 Offer closing date

14/8/2026

4C.7 +Issue date and last day for entity to announce results of +security purchase plan offer

19/8/2026

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Appendix 3B - Proposed issue of securities

Part 4D - Listing Rule requirements

4D.1 Does the offer under the +securities purchase plan meet all of the requirements of listing rule 7.2 exception 5 or do you have a waiver from those requirements?

No

4D.1a Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

No

4D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

No

Part 4E - Fees and expenses

4E.1 Will there be a lead manager or broker to the proposed offer?

No

4E.2 Is the proposed offer to be underwritten?

No

4E.3 Will brokers who lodge acceptances or renunciations on behalf of eligible +security holders be paid a handling fee or commission?

No

4E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed offer

Fees and costs incurred by NVX in connection with the SPP include share registry fees, settlement fees and legal and other external advisor fees.

Part 4F - Further Information

4F.01 The purpose(s) for which the entity intends to use the cash raised by the proposed issue

The funds raised under the placement and SPP will be applied towards funding capital expenditure required to support production capacity and meet forecast customer demand.

4F.1 Will the entity be changing its dividend/distribution policy if the proposed offer is successful?

No

4F.2 Countries in which the entity has +security holders who will not be eligible to accept the proposed offer

Any country other than Australia and New Zealand.

4F.3 URL on the entity's website where investors can download information about the proposed offer

https://www.novonixgroup.com/

4F.4 Any other information the entity wishes to provide about the proposed offer

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Appendix 3B - Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis?

No

Part 7B - Issue details

Is the proposed security a 'New
class' (+securities in a class that is
not yet quoted or recorded by ASX)
or an 'Existing class' (additional
securities in a class that is already
quoted or recorded by ASX)?

Existing class

Will the proposed issue of this +security include an offer of attaching +securities? No

Details of +securities proposed to be issued

ASX +security code and description

NVX : ORDINARY FULLY PAID

Number of +securities proposed to be issued

129,334,163

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid? AUD - Australian Dollar	What is the issue price per +security? AUD 0.16000

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

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Appendix 3B - Proposed issue of securities

Part 7C - Timetable

7C.1 Proposed +issue date

22/6/2026

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Yes

7D.1b ( i ) How many +securities are proposed to be issued without security holder approval using the entity's 15% placement capacity under listing rule 7.1?

129,334,163 ordinary shares

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

No

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

Yes

7E.1a Who is the lead manager/broker?

Bell Potter Securities Limited

7E.1b What fee, commission or other consideration is payable to them for acting as lead manager/broker?

5% of proceeds

7E.2 Is the proposed issue to be underwritten?

No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

Fees and costs incurred by NVX in connection with the placement include share registry fees, legal fees and external advisor fees.

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

The funds raised under the placement and SPP will be applied towards funding capital expenditure required to support production capacity and meet forecast customer demand.

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Appendix 3B - Proposed issue of securities

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

No

7F.2 Any other information the entity wishes to provide about the proposed issue

7F.3 Any on-sale of the +securities proposed to be issued within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of:

The publication of a cleansing notice under section 708A(5), 708AA(2)(f), 1012DA(5) or 1012DAA(2)(f)

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